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                             January 6, 2022

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison
       Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed December 23,
2021
                                                            File No. 333-257518

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

       Amendment No. 3 to Form S-4 filed December 23, 2021

       Cover Page

   1. We note your response to prior comment 1. Please revise to also provide cross-references to the condensed
consolidating schedule and the consolidated financial statements. See the Sample Letter to
China-Based Companies, available on our website
                                                        at
https://www.sec.gov/corpfin/sample-letter-china-based-companies.
   2. We note your response to prior comment 2. Please revise to note, if true, that the VIE agreements have not
been tested in a court of law.
 Yanming Liu
FirstName  LastNameYanming
Venus Acquisition CorporationLiu
Comapany
January    NameVenus Acquisition Corporation
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Brian C. Daughney, Esq.